MERCHANTS BANCORP

11555 North Meridian Street, Suite 400

Carmel, Indiana 46032

October 23, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Durham, Staff Attorney

Re:	Acceleration Request
Merchants Bancorp
Registration Statement on Form S-1
(File No. 333-220623)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-220623) (as amended, the “Registration Statement”), of Merchants Bancorp (the “Company”), relating to the registration of the Company’s voting common Stock, no par value per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on October 25, 2017 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please orally confirm the effectiveness of the Registration Statement with our counsel, Krieg DeVault LLP, by calling Michael J. Messaglia at (317) 238-6249.  We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at mmessaglia@kdlegal.com.

Very truly yours,

Merchants Bancorp

By:	/s/ Michael F. Petrie
Michael F. Petrie
Chairman and Chief Executive Officer

cc:	Krieg DeVault LLP